Exhibit 4.0

DESCRIPTION OF COMMON STOCK

The following description of the general terms and provisions of the shares of our Common Stock, par value $0.0001 per share (“Common Stock”), is only a summary and is qualified in its entirety by reference to our Restated Certificate of Incorporation (our “Charter”), our Amended and Restated Bylaws (our “Bylaws”) and applicable provisions of the Delaware General Corporation Law (the “DGCL”).

Authorized Capital Stock

Our authorized capital stock consists of 200,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock, par value $0.0001 per share (“Preferred Stock”).

Common Stock

Holders of Common Stock are entitled to one vote per share on all matters to be voted on by the stockholders of the Company. An election of directors by our stockholders shall be determined by a majority of the votes cast by the stockholders entitled to vote on the election, provided that if the number of nominees exceeds the number of directors to be elected, directors shall be elected by a plurality of the shares represented and entitled to vote. Stockholders are entitled to any dividends that may be declared by our board of directors. Holders of Common Stock do not have cumulative voting rights. Upon our dissolution, liquidation or winding up, holders of Common Stock are entitled to share ratably in our net assets after payment or provision for all liabilities and preferential liquidation rights of Preferred Stock then outstanding. Holders of Common Stock have no preemptive rights to purchase shares of Common Stock. The issued and outstanding shares of Common Stock are not subject to any redemption or sinking fund provisions and are not convertible into any other shares of our capital stock. The rights, preferences and privileges of holders of Common Stock are subject to those of the holders of any shares of Preferred Stock that we may issue in the future.

Transfer Agent and Registrar

Computershare is the transfer agent and registrar for our Common Stock.

Stock Exchange Listing

Our Common Stock is traded on the New York Stock Exchange under the symbol “AAP.”

Certain Provisions of Our Charter and Bylaws

Authorized but Unissued Stock. Our Charter authorizes the issuance of a significant number of shares of Common Stock and Preferred Stock. The existence of authorized but unissued shares of capital stock could render more difficult or discourage an attempt to obtain control of us by means of a tender offer, takeover attempt or otherwise. Additionally, Preferred Stock could be issued by our Board of Directors to increase the number of outstanding shares or otherwise make a takeover or change in control more difficult and expensive.

Advance Notice of Proposals and Nominations and Proxy Access. Our Bylaws provide that stockholders must provide timely written notice to bring business before an annual meeting of stockholders or to nominate candidates for election as directors at an annual meeting of stockholders.

Generally, the advance notice provisions require that stockholder proposals be provided to us between 120 and 150 days before the anniversary of our last annual meeting and director nominations be provided to us between 120 and 150 days before the anniversary of the mailing of our proxy statement for our last annual meeting in order to be properly brought before a stockholder meeting. Our Bylaws also specify the form and content of a stockholder’s notice. Our bylaws generally provide a stockholder or group of stockholders holding three percent or more of the outstanding Common Stock for three years to nominate candidates for up to 20% of the Board of Directors.

Special Meetings and Written Consent. A special meeting of the stockholders may only be called by our Board of Directors, the Chairman of our Board of Directors, the Chief Executive Officer or stockholders following receipt by the Secretary of the Corporation of a written request for a special meeting from record holders owning at least ten percent in the aggregate of the outstanding Common Stock. Stockholders are not permitted under the Company’s Restated Certificate of Incorporation or Bylaws to act by written consent in lieu of a meeting.

Potential Anti-Takeover Effects of Delaware Law

Our Company is governed by the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in “business combination” transactions with any “interested stockholder” for a period of three years following the time that the stockholder became an interested stockholder, unless:

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prior to the time the stockholder became an interested stockholder, the corporation’s board of directors approved either the applicable business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

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upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the voting stock owned by the interested stockholder) shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which the employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

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at or subsequent to the time that the stockholder became an interested stockholder, the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder.

A “business combination” is defined to include, among other things and in general and subject to exceptions, a merger of the corporation with the interested stockholder; a sale of 10% or more of the market value of the corporation’s consolidated assets to the interested stockholder; certain transactions that result in the issuance of the corporation’s stock to the interested stockholder; a transaction that has the effect of increasing the proportionate share of the corporation’s stock owned by the interested stockholder; and any receipt by the interested stockholder of loans, guarantees or other financial benefits provided by the corporation. An “interested stockholder” is defined to include, in general and subject to exceptions, a person that (1) owns 15% or more of the outstanding voting stock of the corporation or (2) is an “affiliate” or “associate” (as defined in Section 203) of the corporation and was the owner of 15% or more of the corporation’s outstanding voting stock at any time within the prior three-year period.